
13002987

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of May 2013

000-29880 (Commission File Number)

Virginia Mines Inc. 200-300 St-Paul
Quebec City, QC, Canada G1K 7R1
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: May 28, 2013

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations – 2012 Exploration Program, Québec

Prepared by: Francis Chartrand, Geo., Ph.D.; and Anne-Marie Beauchamp, B.Eng., Trainee Geologist – Virginia Mines Inc.

8 paper copies

000-29880
Commission File Number

original

ITEM 1 **TITLE PAGE**

Form 43-101F1
Technical Report

Technical Report and Recommendations
2012 Exploration Program, Payne Bay Property, Québec

ANGLO AMERICAN EXPLORATION (CANADA) LTD.
VIRGINIA MINES INC.

March 2013

Prepared by:

Marc-Antoine Laporte, M.Sc., G.I.T.
Project Geologist
Anglo American Exploration (Canada) Ltd.

Circe Malo-Lalande, M.Sc.A., Ing.
Project Geophysicist
Anglo American Exploration (Canada) Ltd.

And

Clement Dombrowski, M.Sc.A., Geo.
Senior Geologist
Anglo American Exploration (Canada) Ltd.

ITEM 2 TABLE OF CONTENTS

LIST OF PICTURES

LIST OF ILLUSTRATIONS (ITEM 26)

LIST OF APPENDICES

LIST OF MAPS IN POCKETS

ITEM 3 SUMMARY

The Payne Bay property is located near the Inuit village of Kangirsuk on the western coast of the Ungava Bay in Nunavik. As of January 2013, the property was divided into four blocks of claims and covered an area of 18,890 hectares. The project lies at the northern extremity of the New Québec Orogen. This orogen represents the northeastern extension of the Trans-Hudson Orogen, an early Proterozoic collisional zone that borders the Superior Province. The Trans-Hudson Orogen also includes the Thompson Belt (Manitoba) and the Cape Smith Belt (Québec), both of which host important nickel mining camps. The present report summarizes fieldwork and results from the summer 2012 activities on the Payne Bay property.

The mains objectives of the 2012 winter and summer campaign was to complete the geophysical ground survey (MLEM) using the low-temperature SQUID and Fluxgate sensors over the zone of the property, Kyak and Qarqasiaq. Moreover, additional sampling at Kyak was conducted in parallel with a more detailed structural interpretation. The result of the geophysics survey was positive with the completion of 67.5 line-km and the discovery of new anomalies. All results can be reviewed in detail in the geophysical report in appendix VII. Structural interpretation was realized to have a better understanding of the major structures affecting the property on a regional scale. This field work was preceded by detail magnetic image interpretation done by Leigh Rankin from the Australian consulting company Geointerp.

Past exploration activities suggest that the Payne Bay property has a good potential for hosting a large low grade, near-surface Ni-Cu deposit in the Kyak intrusion and Raglan-style orebodies in ultramafics of the Qarqasiaq area. A drilling campaign is highly recommended to test these two blocks of claims which were only sporadically drilled in the late 1960's and between 1999 and 2001. Furthermore, a follow-up with ground geophysics is also recommended on known Ni-Cu-PGE mineralization along Chaunet Lake zone where showings are discontinuously distributed along a 3.5 km distance.

ITEM 4 INTRODUCTION

This report provides the status of current technical geological information relevant to the 2012 exploration program conducted by Anglo American Exploration/Virginia Mines on the Payne Bay property in Québec. It has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

All information and data contain in this report or used in its preparation were obtained either from the last exploration campaign or from previous geological reports related to this property as shown in the reference section.

ITEM 5 DISCLAIMER

The first author Marc-Antoine Laporte, M.Sc. in Earth Science and project geologist, has supervised and participated to the 2012 activities on the Payne Bay Property. The second author

Circe Malo-Lalande, M.Sc. in geophysics and engineer, was involved with the first author in the preparation and execution of the geophysical ground survey. She also did the quality control of all the data collected during this program. The third author Clement Dombrowski, M.Sc.A in geology and senior geologist, reviewed and corrected the present report. He also visits the project regularly since 2010.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Payne Bay Property is located between 8 and 30 kilometres north of Kangirsuk, on the western bank of Ungava Bay in Northern Québec (Fig. 1). As of January 2013, it included four blocks of claims (Qarqasiaq, Chaunet, Des Chefs and Kyak) which summed up to 471 designated claims (Fig. 2) for a total of 18,890 hectares. The list of claims is shown in Appendix I.

The coordinates of Kangirsuk and maps covered by the project are:

Latitude:	60°01' 13'' N
Longitude:	-70°01' 06'' W
SNRC:	25 C/04, D/01 and D/08
UTM zone:	19 (Nad27)
NTS:	443250 E
	6653900 N

Mining rights are held by Virginia Mines Inc. (50%) ["**Virginia**"] and Anglo American Exploration Ltd. (50%) ["**AAEC**"]. The southern part of the Qarqasiaq Block is located within Category I Inuit land, which is controlled by the Saputik Land Holding Corporation of Kangirsuk. The corporation gave Osisko and Virginia permission to carry out exploration work on Category I land in 1999-2000 through a lease giving access to the area. A new 3-year lease was signed with the corporation during fall 2008. In 2011 the renewal of the lease was cancelled by the Saputik Landholding following a public consultation with the population of Kangirsuk. This decision didn't affect the claim standing, but limit the land access by the corporation. During spring 2010, Virginia entered into a joint venture agreement with Anglo American Exploration (Canada) Ltd. ["**AAEC**"]. In order to earn a 50% interest in the property, AAEC has to spend CA$4 million in exploration expenditures over a 6-year period.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the northern village of Kangirsuk is provided by Air Inuit which offers daily flights from Montréal or other major southern cities via Kuujjuaq. First Air also provides daily flights to Kuujjuaq. The whole property is easily accessible all-year round by helicopter, whereas floatplanes and all-terrain vehicles can be used in specific areas during summer. When snow covers the landscape, snowmobile is an effective means of transportation to reach all four blocks of claims. Large cargo can be sent to Kangirsuk by air transportation, but may also be shipped by boats at cheaper prices using services provided by Taqramut Transport Inc. and NEAS which supplies the village during the summer season. Local resources in Kangirsuk include accommodations, groceries, fuel and some limited services.

The property, located well above the tree line, is entirely covered by tundra. High terrains commonly consist of extensive exposures of outcrops. The terrain is locally rugged with escarpments oriented into a NW-SE direction. Altitude varies from 50 to 800 metres. Lakes are abundant but tend to be relatively small and have a shallow depth. The summer field season is short, with temperatures ranging between 0 and 20°C from late June to late September, during which outcrops are generally free of snow. Weather conditions become increasingly unpredictable late in the field season with fog, sleet, and snow squall and high winds occurring frequently mainly due to the proximity of the Ungava Bay **(Picture 1)**.



Picture 1: Tundra landscape during winter

ITEM 8 HISTORY

Exploration work in the Payne Bay area historically focussed on iron ore along the margin of the Roberts Syncline (Fig. 3), with documented activity beginning in 1938 and persisting intermittently until the mid 1960's. Although substantial deposits were discovered, none were put into production. The Kyak intrusion was investigated briefly in the 1960's and early 1970's for its nickel potential, with exploration work including two independent airborne EM-MAG surveys, grid mapping and prospecting, limited ground geophysical surveys, as well as

2,850 metres of drilling (26 holes, EX core) (Dubuc, 1968; Séguin, 1970; Bergmann, 1973). Ground work was essentially limited to a 1.25 kilometre by 1.5 kilometre zone covering the northernmost portion of the basal peridotite, the southern extension of which was essentially ignored. No additional work was done over the Kyak intrusion until 1986, when the northeastern half of the complex was subject to reconnaissance mapping for PGE mineralization.

Other mafic/ultramafic complexes in the Roberts Syncline were apparently not systematically explored for nickel prior to the acquisition of permits by Osisko in the late 1990's. The La Fosse Platinum Group prospected the area of Chaunet Lake in 1987 discovering a few occurrences of anomalous tenors in platinum and palladium in gabbro and ultramafics sills (Ward, 1988). Despite these findings, commonly associated with significant amounts of chalcopyrite, pyrrhotite and pentlandite, nickel and copper were not analyzed. In 1966, the Québec Government also mapped the Lac des Chefs region, reporting the occurrence of a massif serpentinite at Chaunet Lake, in particular (Hardy, 1968).

After a compilation of the area north of Kangirsuk, Osisko carried out a 10-day reconnaissance mapping and prospecting program on the northern portion of the Qarqasiaq complex in August of 1998, resulting in the discovery of several nickel showings. Virginia optioned the property in December 1998 and an airborne frequency-domain EM-MAG survey was immediately flown over the Qarqasiaq, Chaunet East and Chaunet West complexes. Another field program was carried out during summer 1999, focussing mainly on the Qarqasiaq complex but covering also portions of the Chaunet complexes. Prospecting and mapping were completed over selected airborne EM-MAG anomalies in the Qarqasiaq complex, followed by gridding, detailed mapping, limited ground geophysics (MaxMin, Mag) and a 7-hole reconnaissance drilling program, totalling 480 metres. A small drill was used and technical problems limited drilling to targets less than 70 metres deep.

Exploration focus switched to the Kyak intrusion in the summer of 2000 (Kiddie and Mungall, 2000). Detailed geological mapping and prospecting were carried out over the peridotite lobes at the base of the Kyak intrusion, along with ground magnetic and DEEPEM surveys. The final phase of the 2000 program entailed a 6-hole, 1,556-metre drill program. A second program including nine holes for a total of 1,648 metres was carried out the following summer on one specific peridotite lobe (Muskox lobe). Several holes in both drilling phases were surveyed by borehole Pulse EM.

Realizing that this fertile Ni-Cu±Co±PGE property had never been probed using a modern helicopter-borne TDEM survey, Virginia, operator of the project since 2008, contracted Aeroquest Ltd. to undertake a geophysical survey of the entire property using the AeroTEM IV system. The survey, totalling 1,352 linear kilometres, was completed in October 2008 over the four blocks of claims. Lines were flown at 150-metre spacing.

During summer 2010 and 2011 Virginia Mines and AAEC conducted prospecting and reconnaissance mapping of all the four blocks of claims. The main objective was to visit all known Ni-Cu-PGE showings, find additional mineralized occurrences and to develop drill targets with the use of ground geophysics (MLEM) with SQUID and Fluxgate sensors.

ITEM 9 GEOLOGICAL SETTING

9.1. Regional geology

The property is located at the northern extremity of the New Québec Orogen. The New Québec Orogen (NQO, also known as the Labrador Trough) represents the northeastern extension of the Trans-Hudson Orogen, an early Proterozoic collisional zone that borders the Superior Province. The NQO is an 800-kilometre long northwest-trending orogenic belt (2.17 – 1.87 Ga) that separates the Superior Province from the Churchill (Rae) Province. The Trans-Hudson Orogen also includes the Thompson Belt of Manitoba and the Cape Smith Belt of northern Québec, both of which host important nickel mining camps.

The Payne Bay Property lies within the Roberts Syncline (Fig. 3). In this area, the contact between supracrustal rocks of the NQO and Archean gneisses of the Superior is a thrust fault. The allochthonous units were folded into a synclinal structure 20-kilometre wide and 80-kilometre long that plunges gently to the southeast. The Roberts Syncline is rimmed by sedimentary rocks (iron formation, turbidites, sulphidic/graphitic mudstone and minor dolomite) and cored by a thick sequence of basalt containing interbeds of sulphidic/graphitic mudstone. The basaltic pile is intruded by abundant gabbro sills and by several tabular, undulating mafic-ultramafic complexes (Hardy, 1976; Kiddie 1999a).

The thick variably magnetic gabbro complex in the SE of the Robert Syncline (Kyak prospect) was emplaced as a lopolithic or lacolithic sill pre-D1. The NW end of the gabbro complex represents a major frontal thrust ramp within the T1 thrust stack. The gabbro sill is separated from the overlying basalts by a regional-scale thrust (represented by a >200m thick mylonite zone).

The greenstone belt was subsequently folded by a regional F2 NW-SE trending (SE-plunging) synform. This has resulted in overall steep NE- and SW-dipping F2 limbs, but with localised subdomains of "structurally anomalous" dips and strikes where S0 was modified by pre-F2 structures including F1 fold hinge / short limb zones and T1 frontal and lateral thrust ramps. The lateral thrust ramps have produced localised truncations and sudden dip changes down-dip within the F2 fold limbs.

9.2. Property geology

The Payne Bay Property includes important mafic/ultramafic complexes that have up to 1000 metres in apparent thickness and a cumulative strike length of 50 kilometres. The 16 kilometre-long Qarqasiaq complexes include gabbro, peridotite and basalt. Several peridotite-gabbro units within the Qarqasiaq complex, interpreted as subvolcanic feeders, have mineralized discordant bases that thermally and mechanically eroded the underlying sediments. The complex may also include possible flows with thick (100 metres) peridotitic olivine cumulates. The Qarqasiaq complex is similar in style and in composition (parental liquid of about 16% MgO) to the prolific Raglan complex in the Cape Smith Belt (published resources of 32.4 Mt @ 2.98 % Ni and 0.86% Cu) (data calculated from Xstrata website at http://www.xstratanickelraglan.ca/EN/Operations/Pages/Geology.aspx).

The Chaunet complex consists of several stacked gabbro-pyroxenite-peridotite sills, in part sheared and dismembered, that were intruded near a thick graphitic-sulphidic schist unit. The Des Chefs Block contains a lithological package similar to that in Chaunet except that ultramafic rocks are scarce and limited to pyroxenite.

The Kyak intrusive complex, situated on the eastern limb of the Roberts Syncline, was overturned during the Hudsonian Orogeny. It now occurs as a continuous, vertically dipping layered sequence striking northwest-southeast and younging to the SW. The intrusion is associated with a prominent 43 mgal residual Bouguer gravity anomaly. The base of the complex comprises a heterolithic package that includes a number of large and discontinuous peridotite/norite lobes inferred to have accumulated as early olivine-rich lag deposits from vast volumes of through-going noritic magma.

ITEM 10 DEPOSIT TYPES

The Payne Bay Property is known to host several occurrences of Ni-Cu±Co±PGE mineralization hosted in ultramafic and mafic rocks. Showings found in the Qarqasiaq area show strong geological similarities with the Katinniq mineralized lenses at Raglan Mine located 240 kilometres to the northwest and with komatiite-hosted deposits in Western Australia. In this type of deposits, ore may have magmatic, hydrothermal/metamorphic or tectonic origins (Barnes, 2006). In a broad sense, magmatic mineralization is typically found at the base of the ultramafic unit, trapped in channels, troughs and/or structural embayments (faults) and even as disseminations in large bodies. Hydrothermal/metamorphic and tectonic mineralizations are commonly associated to magmatic ones but are found, respectively, in veins in the adjacent metasedimentary footwall, and in shear zones and fold hinges remobilized away from the host rocks. Komatiite-associated orebodies are relatively small (a few million tons each) but they tend to form clusters which turn them into economic deposits. Moreover, they contain high nickel tenors commonly coupled with high contents in copper and platinum-group elements. Some of the best known examples to date are found in the Archean Yilgarn Craton of Western Australia (31.5 Mt / Hronsky and Schodde, 2006) and in the Proterozoic Cape Smith (Raglan) Belt in northern Québec (Dufresne and Lesher, 1992). The Ni-Cu±Co±PGE showings at Qarqasiaq have been classified by Clark and Wares (2004) as mineralization hosted in picritic basalt (Type 10A) and aphyric gabbro±peridotite (Type 10B).

Nickel and copper mineralization is also found at several locations in the Kyak Block. In such cases, showings are hosted in ultramafic and gabbronorite facies which are part of the large polyphased Kyak intrusion. According to Clark and Wares (2004), the Twins Lake showings may be categorized as magmatic Cu-Ni±Co±PGE occurrences in aphyric gabbro±peridotite. The Central and Muskox showings may also be included into the same category of ore deposits. Mineralization in the Kyak intrusion is found in a variety of rock types which includes gabbro, gabbronorite, norite, troctolite and harzburgite. All of these lithologies are found in the eastern part of the intrusion which is interpreted as the lower half of the magmatic chamber. The Early Paleoproterozoic Burakovsky layered pluton located in the Baltic Shield, which hosts a chromitite horizon, shows strong lithological similarities (http://www.largeigneousprovinces.org)

ITEM 11 MINERALIZATION

This section gives general information on the mineralized occurrences discovered since the earliest stages of exploration on the property. Refer to geological reports by Séguin (1970), Ward (1988), Mungall (1998), Kiddie (1999a, 1999b, 2001), and Kiddie and Mungall (2000) for additional description concerning each occurrence. Bold characters in the text below refer to 2012 analytical results. Refer to Appendix II for the description of 2012 outcrops and boulders, Appendix III for location of 2012 grab samples and to appendix IV for certificates of analyses. Maps in pockets show location of showings, 2012 outcrops, boulders and 2012 grab samples.

11.1. Qarqasiaq Block

Fieldwork by the Québec Government (Hardy, 1976), by La Fosse Platinum Group (Ward, 1988) and by Osisko (Mungall, 1998) on the 16-kilometre long Qarqasiaq ultramafic complex led to the discovery of up to 11 Ni-Cu±Co±PGE showings scattered over a 7.5-kilometre strike length within two structurally distinct units, the lower Tasikutaak and the upper Qarqasiaq. The 1999 program by Osisko resulted in the discovery of three additional showings in this complex (Kiddie, 1999b). The best PGE values (0.61 g/t Pt and 0.79 g/t Pd) obtained by La Fosse Platinum Group come from a sample collected at the base of a sulphide-rich ultramafic sill, some 90 metres northwest of QB2 showing.

Mineralization within the upper Qarqasiaq unit (Q series peridotites) occurs near the base of semi-discordant lobate peridotite bodies that show little magmatic differentiation and evidence of footwall basalt/sediment assimilation. All showings in the Qarqasiaq unit contain relatively high Ni and Co tenors with grab samples of massive sulphides assaying up to 6.5% Ni and 0.34% Co. Samples collected during the 2010 summer confirmed that mineralization related to the Qarqasiaq unit has higher tenors in Ni-Cu±Co±PGE than that in the Tasikutaak unit. However, the latter unit has longer mineralized lenses. Recalculation of massive and disseminated sulphide samples to 100% sulphides yielded high nickel (average 4.91% Ni) and cobalt tenors (average 0.28% Co) with large fluctuations in copper (0.11%-3.48% Cu) (Mungall, 1998).

Lenses of semi-massive to massive sulphides within the Tasikutaak unit (T series peridotites) generally show poor metal tenors (average of 0.9% Ni in massive sulphide equivalent) and are associated, according to Mungall (1998), to picritic lava flows that have basal olivine cumulates (maximum 150-metre thick). The exception at Tasikutaak is the TA1 showing with 4.6% Ni in massive sulphide equivalent.

Mineralization at TB2 consists in disseminated, semi-massive and massive sulphides located at the base of a large peridotite body of the Tasikutaak unit. At the site of the showing, which has visible dimensions of at least 13 x 9 metres, the lowermost 4.2 metres of the ultramafic unit consists of semi-massive to massive sulphides hosted in gabbro and pyroxenite. This horizon is followed upward (towards the east) by pyroxenite grading into peridotite containing disseminated sulphides. A chalcopyrite-rich vein, about 5-7 centimetre thick, crosscuts the mineralized pyroxenite. This vein suggests that sulphide remobilization has occurred.

Mineralization at TC2 consists of a highly-weathered massive sulphide horizon of at least 45-metre long and up to 3 metres in thickness. This mineralized occurrence is located at the contact between gabbro [or basalt according to Mungall (1998)] and peridotite on the western and eastern sides, respectively. An EM anomaly is associated to this showing. A 15 to 20-centimetre thick lens of massive sulphides, returning 0.63% Ni, 0.08% Cu, 0.12% Co, 11 ppb Au, 0.14 g/t Pt and 0.78 g/t Pd, was discovered in 2010 approximately 50 metres to the north of TC2 along the contact between the lower mafic and the upper ultramafic lithologies. This occurrence is hosted in gabbro/basalt and may represent a mineralized shoot near the base of the peridotite, located five metres to the east.

11.2. Chaunet Block

The vast majority of mineralized occurrences in the Chaunet Block consist of pyrrhotite-rich gossans with minor chalcopyrite and sphalerite. These sulphides are hosted in basaltic rocks and graphitic mudslate/schist juxtaposed to the basaltic sequence. Anomalous contents in Cu and Zn are present but do not exceed 0.2% Cu and 0.5% Zn

Prospecting by Osisko led to the discovery of one nickel mineralized zone (Chaunet Lake showing) at the base of the Chaunet West complex (Kiddie, 1999a). More precisely, the showing had already been sampled by La Fosse Platinum Group (up to 0.12 g/t Au, 31 ppb Pt and 0.61 g/t Pd) (Ward, 1988). However, the latter company did not analyze its samples for Ni and Cu values. The Chaunet Lake showing is hosted by a gabbro sill exposed along the lakeshore of the southern extremity of Chaunet Lake. Grab samples of mineralized outcrops and boulders assayed an average of 0.32% Ni and 0.36% Cu reaching up to 0.98% Ni and 1.29% Cu (Kiddie, 1999a). Recalculation of the samples to 100% sulphides yielded an average of 3.77% Ni.

La Fosse Platinum Group reported other PGE occurrences in peridotite and gabbro along the shoreline of Chaunet Lake. Ward (1988) also mentioned that significant copper, nickel and cobalt values were obtained in 1962 in gabbro on the east side of Chaunet Lake (1.3% Cu, 1.1% Ni, 0.11% Co) but specifies that the exact location of the sampling is not known.

Several peridotite/pyroxenite boulders were sampled in 1999 in the area of Adamie Lake, near the extrapolated extension of the ultramafic sill. These boulders contained disseminated sulphides with anomalous values in Ni and Cu. One of them, with 3.10% Cu (Kiddie, 1999a), was resampled in 2010 and yielded 0.30% Ni, 0.62% Cu and 0.49 g/t Pd. This latter result is more representative of the whole composition of the boulder.

11.3. Des Chefs Block

Ultramafic units in this area are restricted to a few occurrences of pyroxenite associated to gabbro. One sample, collected in 2010 from an outcrop of gabbro-hosted semi-massive sulphides composed of 50% pyrrhotite with less than 1% chalcopyrite, returned 0.04% Ni, 0.16% Cu, 0.01% Co, 52 ppb Au, <5 ppb Pt and 8 ppb Pd. No significant occurrence was discovered during the season 2011-2012.

11.4. Kyak Block

At least 28 sulphide showings were observed in mafic and ultramafic lithologies of the Lower Series of the Kyak intrusive complex (Kiddie and Mungall, 2000). Most of these showings occur in the Muskox, Central, Twin Lakes and Northern ultramafic lobes, as defined by Osisko. Ten of these showings contain semi-massive and/or net-textured sulphides having nickel tenors ranging from 0.86% to 2.90% with lower values in copper and negligible PGE. Concentrations of sulphides appear almost at random within individual peridotite-norite lobes, having been observed at upper and lower interpreted margins, as well as within the middle portions of the lobes. The main nickel occurrences are known as Twin Lakes-1 through Twin Lakes-3, Central-1 through Central-5, Muskox-1 trough Muskox-9 and Norite Dyke. Additional mineralization up to 0.69% Ni and 0.84% Cu was discovered in the Central and Muskox lobes in 2010

Among the 15 holes drilled by Osisko in Central and Muskox ultramafic lobes, only two (DDH PB00-03 and DDH PB01-11) encountered significant mineralization. In DDH PB00-03, the core, containing disseminated sulphides throughout the length of the hole, graded 0.48% Ni and 0.18% Cu over 321 metres. DDH PB01-11, drilled 213 metres southeast of DDH PB00-03, returned 0.48% Ni and 0.17% Cu over 33.2 metres with only 2-3% disseminated pyrrhotite and pentlandite. Both of these holes were done in the Muskox Lobe. Those 2 holes were resampled in 2012 and Ni-Cu grade in DDH PB00-03 was confirmed by systematic resampling, but not on hole PB01-11 due to a lack of time to sample the intercept.

The Twin Lakes ultramafic lobe also hosts substantial mineralization. The lobe was drilled in 1969 by Premium Iron Ore (Séguin, 1970). The ultramafic unit has an oval shape at least 90 metres long and 30 metres wide. Its long axis lies in a north-south direction plunging steeply to the north. Premium Iron Ore intersected two types of lithologies mineralized with Ni- and Cu-rich sulphides. The most significant one is the peridotite itself which graded up to 0.58% Ni and 0.62% Cu over 14.8 metres. That mineralized zone, located in the core of the peridotite lobe, extends at least 50 metres vertically and remains open at depth. Gabbro, located on the southern edge of the peridotite lobe, is the second type of mineralized rock. The mineralized horizon contains 0.59% Ni and 0.46% Cu over 7.6 metres. Séguin (1970) concluded that the gabbro-hosted mineralization does not appear to be consistent. On the other hand, he suggested that mineralization in peridotite is related to a brecciated structure and that, most likely, it persists at greater depth. According to that author, it can hardly be expected that the mineralized zone would be of greater dimensions unless the size of the peridotite pipe itself increases at greater depth.

At Kyak, mineralization is also found in gabbronoritic rocks located near ultramafic lobes. One of these examples is the Central-2 showing which is at least 65 metres long and 2-8 metres wide. Grab samples have returned a maximum of 0.17% Ni and 0.32% Cu. In 2010, additional gabbronorite gossans were sampled. One of them, located between Central and Northern lobes, corresponds to an irregular rusty zone covering about 15-20 m^2. The gabbronorite locally contains 5% pyrrhotite and 1% chalcopyrite, and returned 0.36% Ni, 0.30% Cu, 0.02% Co, 6 ppb Pt and 14 ppb Pd for only 3.96% S.

ITEM 12 EXPLORATION

The 2012 field program was mostly focus on the ground geophysics survey in the Qarqasiaq and Kyak areas. AAEC staff and contractors spent 119 days on the field including 100 days of survey during winter and summer 2012 with the completion of 67.5 line-km. Limited exploration work was also realised in the Kyak, Qarqasiaq and Chaunet Block with the collection of 42 grab samples and the description of 158 outcrops. Leigh Rankin assisted by Danielle Brown (junior geologist) spent 5 days on the project for a structural interpretation of the property. 2 weeks was also used to systematically resample historical core from DDH PB00-03 and PB01-011. Those 2 holes were originally sampled by composite method in early 2000 and the grade needed to be confirmed by a continuous sampling.

The main objectif of the 2012 campaign was to complete the Time-Domain ElectroMagnetic survey using a moving loop configuration (MLEM) started in 2011 over the Qarqasiaq and Kyak blocks. The geological crew was composed from AAEC of Marc-Antoine Laporte (project geologist), Guillaume Royer (field technician), Mark Powers (site safety coordinator) and Circe Malo-Lalande (project geophycist). Martin Aucoin, consulting geologist from Terrapex, was part of the technical team and responsible for the relogging/sampling portion. No personnel from Virginia Mines worked on the field in 2012. Adamie Thomassie and Jeeka Kudluk, two Inuit from Kangirsuk, accompanied the crews on the field during the winter survey as bear guards. Tommy Nassak and Masiu Nassak also supported the operation with the creation of two emergency snowmobile trails. They were replaced by 6 other Inuit workers during the summer (Peter Grey, David Kudluk, Bobby Simiunie, Yuili Putilik, Kenny Nassak and Jaasi Grey).

The winter survey started on February 10 with the mobilization of AAEC crew. Abitibi Geophysics crew (ground MLEM contractor) arrived on site 5 days later with the LT SQUID and Fluxgate sensor to complete lines over frozen rivers and lakes. The 50 days winter survey ended with a total production of 27 line-km. The geophysical crew stayed on site for the duration of the campaign with regular days off. Rest of the staff rotated on a regular basis. Kitchen service was provided by 1984 Inc. from Vancouver and an Astar 350 B3 helicopter from Heli-Carrier was used on a daily basis for field operations. Personnel were lodged inside the village of Kangirsuk at the COOP Hotel and Saputik Hotel. All crew and equipment were demobilized between April 1-7 using cargo and passenger planes from Nolinor and Max Aviation.

The summer survey started on June 27 with the mobilization of AAEC crew. Discovery Geophysics crew (ground MLEM contractor) arrived on site 7 days later with the HT SQUID to complete the grid over Qarqasiaq and Kyak. The 50 days summer survey ended with a total production of 40.5 line-km and the completion of the 2 grids. All crews rotated on a regular basis. Kitchen service was again provided by 1984 Inc. and an Astar 350 B2 from Heli-Inter was used to support field operations. Crew lodged at Kangirsuk COOP and Saputik hotel.

This section summarizes field observations and gives all results from the recent field campaign. The reader is referred to Appendix I to VI for the complete list of claims, samples and description of outcrops/boulders and a detailed geophysical report. The certificates of analyses are also available in Appendix V.

During the summer 2012 a total of 158 outcrops were described (Fig 4&6) and 42 of them were sampled (Fig 5&7). In addition, 337 assays were taken from historical drill core at Kyak and sent to ALS Chemex for reanalysis.

All used abbreviations are from the geological legend developed by the Québec Government (Sharma, 1996).

12.1. Qarqasiaq Block

Up to 14 Ni-Cu±Co±PGE showings scattered along a 7-kilometre stretch are known in the Qarqasiaq Block. Most of these mineralized occurrences have been visited, described and sampled in 2010-2011. Only limited geological work was performed on this block during summer 2012, except structural interpretation by Leigh Rankin. The geophysical crew completed 21.2 line-km during the winter survey and 8 line-km during summer for a total of 29.2 line-km. Detailed results can be seen in Appendix VI.

According to Leigh Rankin's general conclusions, mafic – ultramafic sills and their host basalt sequences were initially deformed by SSE- to SE-directed thrusting and recumbent F1 folding. Thrusting included development of both frontal and lateral ramps. This deformation was part of the overall S-directed convergence and thrusting of the Cape Smith Belt - the Robert Syncline greenstone's probably an outlier of the Cape Smith Belt.

The most significant and down-dip-continuous ultramafic sills occur in the Qarqasiaq area these include a locally-significant steep NE-plunging F1 hinge structure of folded ol-pyroxenite to peridotite.

12.2. Lac Chaunet Block

The Chaunet Lake showing, consisting of disseminated pyrrhotite, chalcopyrite and pentlandite in gabbroic to pyroxenitic sills, previously returned 0.54% Ni, 1.29% Cu, 0.1 g/t Pt and 1.25 g/t Pd from a gabbroic boulder. A couple of days were spent prospecting and resampling the immediate area of this showing in 2010-2011 and other similar mineralized boulders were sampled in a 10 m radius. All of these boulders were most probably detached from the same cliff and returned similar results.

During 2012, only half a day was spent in the Chaunet Block where 2 outcrops were described with 2 samples taken with no significant results **(#76200, 76202)**.

12.3. Lac des Chefs

No significant work was done in the Des Chefs Block during the 2012 exploration program.

12.4. Kyak Block

A great part of the 2012 geophysical program was done in the Kyak Block. Discovery Geophysics crew completed 5.8 line-km during the winter and 32.5 line-km in the summer for a total of 38.3 line-km. Detailed results can be seen in Appendix VI. That production completed the grid previously defined on this block. On the geological side, Danielle Brown assisted by Guillaume Royer and Martin Aucoin completed systematic sampling on the South West corner of the Kyak Block. In total they took 40 samples on 3 different traverses and only one anomalous value was found on those samples (Ni/Cu over 200 ppm) **(sample #76204, returned 751ppm Ni, 75ppm Cu and 109ppm Co)** (Figure 7). Most of the samples were barren gabbroic rocks with few ultramafic horizons.

Leigh Rankin observed that the gabbro has an obvious NW-SE trending magnetic layering, particularly well developed in the SE section of the complex. The possible upper, NE sector of the complex is typically less magnetic, and exhibits significant NW-SE trending, complex fold patterns in the regional magnetic data.

The Kyak gabbro complex is interpreted here as a possible pre-D1 layered sill complex (lopolithic or laccolithic) that was subsequently incorporated into the regional SE directed regional thrust and recumbent fold deformation of the Palaeoproterozoic greenstone belt.

The discordant contact between the NW-trending magmatic (and magnetic) layering at the NW end of the body and the surrounding metavolcanics / metasediments is interpreted here as a regional-scale T1 frontal thrust ramp associated with a series of stacked thrusts that both cut (and possibly thrust repeat?) the gabbro complex, and define its upper (NE) contact with the metabasalt sequences

ITEM 13 DRILLING

No drilling was done in 2012. Refer to reports written by Séguin (1970), Kiddie (1999b, 2001), Wares (2000) and Kiddie and Mungall (2000) for a complete description of previous drilling results.

From August 7 to August 20, contracting geologist from Terrapex, Martin Aucoin, and AAEC technician Guillaume Royer relogged and resampled DDH PB00-03 and PB01-011. Core was kept outside in the Twin Lake area at Kyak. Most of the core was in good condition with minimal natural degradation. The main goal was to confirm the assay result and interval obtained with composite sampling by Osisko in 2000-2001. A temporary core shack was built close to the Twin Lake to minimize the movement of the poor quality core boxes (Picture 2). In 14 days, the team collected 337 (without QA/QC) core samples of length between 30cm and 1.5 metres split with a hydraulic core splitter and bagged directly on site. The analysis confirmed the previous results with an interval in hole **PB00-03 from 5.70m to 15m, 9.3 metres @ 0.58% Ni, 0.23% Cu, 2.02% S and from 31.9m to 321.3m, 289 metres @ 0.44% Ni, 0.16% Cu, 1.45% S**. The interval has been split in 2 because 15 metres on the original core was missing. In hole PB01-011 results weren't completed, so core was analysed from 6 to 138 metres. This section is above the main mineralization identified by Osisko in 2001. Also, this interval is broken in parts and no significant results can be extracted. All results are present in Appendix V.



Picture 2: Temporary core shack at Twin Lake, Kyak bloc.

ITEM 14 SAMPLING METHOD AND APPROACH

Rock samples collected during the 2012 summer program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex of Val-d'Or (Québec) and ACME Labs (Vancouver). These samples included mineralized rocks as well as others which were barren but of interest for lithological controls. Samples were collected from outcrops, boulders and core using a hammer or a core splitter.

All samples were placed in individual bags with their appropriate tag number and sealed with fibreglass tape directly on the field. The authors are not aware of sampling factors that would impact the reliability of the samples. The even distribution of the sulphides in the samples ensured that they were of high quality and representative of the material or mineralization being sampled.

ITEM 15 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1. Sample security, storage and shipment

All samples were collected by AAEC employees. After collecting, they were immediately placed in plastic sample bags, tagged and recorded with their unique sample number on site. All samples were initially stored in a garage at the Kangirsuk Airport. Sealed samples were then placed in shipping bags, which in turn were sealed with fibreglass tape. These bags were then shipped by Nolinor to Mirabel Airport in Mirabel where they were picked up by Kingsway Transport and transported by truck to the ALS Chemex sample preparation facility in Val-d'Or. The bags remained sealed until they were opened by the staff of ALS Chemex. Same method was used for the samples shipped to Acme Laboratory in Vancouver.

15.2. Sample preparation and assay procedures

After logging in, the assay samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to 70% passing two millimetres (ALS Chemex Procedure CRU-31). From these coarse rejects a sub-sample of 200 to 250 grams was split and pulverized to 85% passing 75 microns (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-gram sub-sample was split and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 grams) and the rejects were held at the processing lab for future reference.

Wholerock ACME sample preparation follows procedure R200-500 that consistes in crushes 1 kg to 80% passing 10 mesh, split 500g and pulverize to 85% passing 200 mesh and all rejects were held in ACME warehouse for future reference.

Pulps at ALS Chemex are analyzed using package ME-ICP81, Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) for base metals, and PGE-ICP-23 for precious metals. Pulps at ACME Labs are analyzed using a custom whole rock package (AALitho + 3B-MA) with major, minor, and trace elements by ICM-AES and ICP-MS and PGEs by fire assay with ICP-MS finish.

ITEM 16 DATA VERIFICATION

A QAQC protocol was established by Virginia and AAEC for rock sampling. Six different certified standards (Certified Reference Materials) were used in the sample series. Two standards were used for the wholerock package (OREAS 54Pa and 52Pb) and four standards for the assay package (OREAS 13p, 14p, 72a, and 73a). Each standard was selected depending on the expected type of mineralization deduced by the geologist on the field. For each batch of 20 samples, we made sure to include one certified standard, one blank and one duplicate. The first author was involved in collecting, recording, interpreting and presenting the data in this report and the accompanying maps. Data has been reviewed and validate by the first author and Anglo American principal geochemist Christian Ihlenfeld.

As part of their standard quality control, ALS Chemex and ACME Labs introduced duplicate check samples and standards in the samples series. No sample was assayed at other laboratories.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The 2012 winter and summer program mainly focused on ground geophysics on the 2 main blocks of the property, Qarqasiaq and Kyak. Sampling and structural evaluation was also part of the activities in order to understand better the property before entering the drilling stage. Historical drill core was also resamples to confirmed previous grades reported by Osisko in early 2000.

The integration and interpretation of 2011 and 2012 geophysical data on Qarqasiaq and Kyak blocks identified many promising sectors (detail in Appendix VII). They are all base on geophysical response combined with surface geology and known showing. The conductors are mostly located in the first 300 vertical metres and are linked with strong magnetic features. For the Qarqasiaq Block, the model is similar to the Raglan formation and show good potential for high grade Ni-Cu-PGE deposit close to surface. At Kyak the model is different and the MLEM survey also showed quality conductors in the first 300 vertical metres of the UM unit, but also in the variably magnetic gabbroic rocks that form most of the Kyak intrusion.

Structural interpretation by Leigh Rankin exposed complex structural sequence characterized by multiples folding and thrusting episodes. Knowing that, Mr Rankin suggest that down dip geometry and depth extent of any sill may be very complex and will need more ground work in order to understand the 3D structural picture, mostly in the Kyak area. Limited work realized on the field in 2012, related to bad weather conditions, only offer partial answer and need to move on in 2013.

ITEM 22 RECOMMENDATIONS

Now that the ground geophysical survey is done, the Payne Bay project can enter in the drilling phase of its exploration. Results of the survey suggest quality anomalies in the first 300 vertical metres in the 2 most promising block, Kyak and Qarqasiaq. A two month drilling season with one or two heliportable rigs should be planned for the 2013 summer season. All holes must be probed with EM sensor in order to get better idea of the mineralization at deep.

Leigh Rankin also suggests conducting detailed sampling across the main layered gabbro sill complex in the Kyak prospect and analyse for PGE's in all rock types (note gabbro-norite intrusion hosts economic Pd mineralisation in the Lac des Isles intrusive complex, western Ontario).

Continue detailed mapping traverses across both Qarqasiaq and Kyak prospects and compile detailed cross sections to assess 3-D geometry of folded thrusts (including lateral thrust ramps at depth).

The chaunet area is still of interest and could be subjected to additional prospecting. Ground TDEM survey could also be realized in near future over the mineralized section located in the North-West part Chaunet Block.

ITEM 23 REFERENCES

Agarwal, R.G., 1971. *Induced polarization survey, Kyak Bay.* Velocity Surveys, GM 27238, 10 pages and 15 maps.

Anonymous, 1973. *Copper-Nickel, Kyak Nickel.* Lone Star Mining and Exploration Company Ltd., GM 28739, 31 pages and 6 maps.

Anonymous, 1973. *Technical information on the Kyak copper-nickel project.* Lone Star Mining and Exploration Company Ltd., GM 35779, 30 pages and 1 map.

Barnes, S.J., 2006. *Komatiite-hosted sulphide deposits: geology, geochemistry, and genesis.* In: Nickel deposits of the Yilgarn Craton: geology, geochemistry, and geophysics applied to exploration. Edited by Barnes, S.J., Special Publication Number 13, Society of Economic Geologists, p. 51-97.

Bergmann, H.J., 1973. *Report on geophysical surveys, Kyak Bay area, New Québec.* Prospecting Geophysics Ltd., GM 29761, 7 pages and 4 maps.

Bunting, S., 2000. *Evidence for thermal erosion and assimilation of substrate by picritic lavas: The Lake Tasikutaak Complex.* GM 59945, 50 p.

Clark, T. and Wares, R., 2004. *Synthèse lithotectonique et métallogénique de l'orogène du Nouveau-Québec (Fosse du Labrador).* Gouvernement du Québec, MM 2004-01, 182 p.

Dubuc, F., 1968. *Rapport géologique et géophysique sur le gabbro de Payne Bay.* SOQUEM, GM 25323, 10 pages.

Dufresne, M.W., and Lesher, C.M., 1992. *Field Trip Notes Katinniq – August 1997 (Geological Report).* Edited by Thibert, F. and Dubé, R., Raglan Project Falconbridge Ltd., 44 p.

Hardy, R., 1968. *Géologie de la région du lac des Chefs, Territoire du Nouveau-Québec (Rapport préliminaire).* Ministère des Richesses naturelles du Québec, RP 574, 16 pages.

Hardy, R., 1976. *Région des lacs Roberts – Des Chefs.* Ministère des Richesses naturelles du Québec, RG 171, 99 pages and maps.

Hronsky, J.M.A. and Schodde, R.C., 2006. *Nickel exploration history of the Yilgarn Craton: from the nickel boom to today.* Edited by Barnes, S.J., Special Publication Number 13, Society of Economic Geologists, p. 1-11.

Kiddie, A., 1999a. *Report on the 1999 reconnaissance program, Payne Bay Property (PEM 1413).* Groupe-conseil Cygnus Inc., GM 57203, 89 pages and 4 maps.

Kiddie, A., 1999b. *Report on the 1999 exploration program, Payne Bay Property.* Groupe-conseil Cygnus Inc., GM 58155, 133 pages and 8 maps.

Kiddie, A., 2001. *Report on the 2001 exploration program, Payne Bay Property (PEM 1507), Ungava*. Groupe-conseil Cygnus Inc., GM 59480, 72 pages and 1 map.

Kiddie, A. and Mungall, J., 2000. *Final report on the 2000 exploration program, Payne Bay Property (PEM 1507), Ungava, Québec*. Groupe-conseil Cygnus Inc., GM 58723, 96 pages and 1 map.

Lambert, G., 1999. *Report on magnetic and horizontal loop E.M. (Max-Min) surveys, Payne Bay Property*. Gérard Lambert Géosciences, GM 58154, 12 pages and 2 maps.

Lambert, G., 2000. *Rapport sommaire sur des travaux géophysiques au sol: levés magnétométriques et électromagnétiques "DeepEM", propriété Payne Bay, Grille Kyak*. Gérard Lambert Géosciences, GM 58721, 11 pages and 8 maps.

Lambert, G., 2000. *Rapport sommaire sur des travaux géophysiques au sol : levé Pulse E.M. en forages, propriété Payne Bay, Grille Kyak*. Gérard Lambert Géosciences, GM 58722, 24 pages and 1 map.

Lambert G., 2001. *Rapport sommaire sur des travaux de géophysique au sol : levé Pulse E.M. en forages, propriété Payne Bay, Grille Kyak*. Gérard Lambert Géosciences, GM 59479, 15 pages and 1 map.

Latrous, A., Smith, G. and Boivin, M., 2009. *Report on a helicopter-borne AeroTEM system electromagnetic and magnetic survey, Payne Bay*. Aeroquest Surveys, GM 64027, 27 pages and 9 maps.

Madore, L. and Larbi, Y., 2001. *Geology of the rivière Arnaud area and adjacent coastal areas*. Géologie Québec, RG 2001-06, 35 p.

Mungall, J., 1998. *Final report on the 1998 reconnaissance program, Payne Bay Property*. Groupe-conseil Cygnus Inc., GM 56799, 60 pages and 2 maps.

Séguin, É., 1970. *Report on the property of Premium Iron Ore Ltd., Kyak Bay area, New Québec*. Premium Iron Ore Ltd., GM 27279, 69 pages and 8 maps.

Sharma, K.N.M., 1996. Légende générale de la carte géologique, édition revue et augmentée. Ministère des Ressources naturelles, Gouvernement du Québec, MB 96-28, 89 p.

St-Hilaire, C., 1998. *Levé électromagnétique et magnétique héliporté à haute résolution, région de la baie Payne (Kangirsuk)*. Sial Géosciences Inc., GM 56800, 73 pages and 12 maps.

Stemp, R.W., 1972. Report on airborne geophysical survey of the Kyak Bay Area, project no. 72197. Spartan Aero Ltd., GM 28740, 11 pages and 8 maps.

Ward, J., 1988. *Report on 1987 exploration results on permits 808 and 834, Chef Lake Area, New Québec*. La Fosse Platinum Group Inc., GM 47540, 21 pages and 1 map.

Wares, R., 2000. *Evaluation report on the Kyak Bay Permit (PEM 1507), Payne Bay Property.* Osisko Exploration Ltd., GM 58720, 21 p.

ITEM 24 DATE AND SIGNATURE PAGE

CERTIFICATE OF QUALIFICATIONS

I, *Marc-Antoine Laporte*, resident at 1568 rue de la Giboulee, Québec, Qc, G2G 1Z9, hereby certify that:

- I am presently employed as a Project Geologist with Anglo American Exploration (Canada) Ltd., 5237 Boul Wilfrid-Hamel, Suite 280, Québec, Qc, G2E 2H2.
- I received a M.Sc. in Earth Sciences from Laval University (Québec) in 2008, and a B.A. in 2004 from Laval University (Québec).
- I have been working as a mineral exploration geologist since 2006.
- I am a professional geologist in training presently registered to the board of the *Ordre des Géologues du Québec*, permit number 1347.
- I am a qualified person with respect to the Payne Bay Project in accordance with section 5.1 of the National Instrument 43-101.
- I have been working on the property during winter and summer 2012.
- I am responsible for writing the present technical report utilizing proprietary exploration data generated by Anglo American Exploration (Canada) Ltd. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Anglo American Exploration (Canada) Ltd.
- I have been involved in the Payne Bay Project since January 2011.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 15th day of March 2013.

"Marc-Antoine Laporte"

Marc-Antoine Laporte, M.Sc., G.I.T.

CERTIFICATE OF QUALIFICATIONS

I, *Circé Malo-Lalande*, resident at 829 de Maur, Québec (QC), G1X 3N2, hereby certify that:

- I am presently employed as a Project Geophysicist with Anglo American Exploration (Canada) Ltd., 5237 Boul Wilfrid-Hamel, Suite 280, Québec, Qc, G2E 2H2.
- I received a B.Ing. in Geological Engineering from the Université Laval in 2001 and a M.Sc.A in Mineral Engineering from École Polytechnique of Montréal in 2003.
- I have been working as a mineral exploration geophysicist since 2003.
- I am an active engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 126408.
- I am a qualified person with respect to the Payne Bay Project in accordance with section 5.1 of the National Instrument 43-101.
- I have been working on the property in summer and winter 2012.
- In collaboration with other authors, I am responsible for writing the present technical report utilizing proprietary exploration data generated by Anglo American Exploration (Canada) Ltd. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Anglo American Exploration (Canada) Ltd.
- I have been involved in the Payne Bay Project since fall 2011.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 15th day of March 2013.

"Circé Malo-Lalande"

Circé Malo-Lalande, M.Sc.A., Eng.

CERTIFICATE OF QUALIFICATIONS

I, *Clément Dombrowski*, resident at the 32, rue du Bon-Accueil, St-Étienne-de-Lauzon, Qc, G6J 1B2, hereby certify that:

- I am presently employed as Senior Geologist with Anglo American Exploration (Canada) Ltd, 5237 Boul Wilfrid-Hamel, Suite 280, Québec, Qc, G2E 2H2.
- I received a B.Sc. in Geology from the Université du Québec à Chicoutimi in 1992 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1998.
- I have been working as a professional geologist in exploration since 1994.
- I am an active professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 438.
- I am a qualified person with respect to the Payne Bay Project in accordance with section 5.1 of the National Instrument 43-101.
- I have visited the Payne Bay property in summers 2010, 2011 and 2012.
- In collaboration with the first author, I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Anglo American Exploration (Canada) Ltd and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Anglo American Exploration (Canada) Ltd.
- I have been involved in the Payne Bay Project since 2010.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 15th day of March 2012.

"Clément Dombrowski"

Clément Dombrowski, M.Sc.A., P.Geo.
OGQ Member # 438

ITEM 25 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

ITEM 26 ILLUSTRATIONS


UNGAVA TROUGH
Payne Bay
Project
Kangirsuk
Ungava
Bay
NAIN
Hudson
Bay
Kuujjuaq
RAE
LABRADOR TROUGH
QUEBEC
LABRADOR
SUPERIEUR
Radisson
James Bay
ONTARIO
GRENVILLE
Chibougamau
ABITIBI
SUBPROVINCE
Rouyn-
Noranda
Chicoutimi
APPALACHES
Saint-Lawrence River
Quebec
400 km
Montreal
SAINT-LAWRENCE
BASIN
60
56
52
48
44
78
72
66
60

Figure 1. Location of the Payne Bay Project.


PAYNE BAY PROJECT LOCATION
Outline Property
Restriction to industrial activities
Category 1 Land
Proposed protected area
N
W
E
S
Chaunet
Des Chefs
Qarqasiaq
Kyak
Kangirsuk
0 3 6 12
Kilometers

Figure 2. Location of claims (as of January 2013).


0
2.5
5
10
15
20
Kilometers
N
W
E
S
AAEC & VIRGINIA MINES JV
PAYNE BAY PROPERTY
GEOLOGY
1:50,000
Janvier 2013
UTM, NAD 27, ZONE 19
Legend
Exploration allowed under specific conditions
Exploration prohibited
Outline Property
Basalt
Peridotite
Gabbro
Diabase
Ferrogabbro
Dolomite (Natimaalik)
Grey Quartzite and Siltstone
Tonalite
Schist (Parent, Gagne, Chukotat, Chasse)
Chaunet
Des Chefs
Qarqasiaq
Kyak
Kangirsuk

Figure 3. Geological map of the Roberts Syncline.


AAEC & VIRGINIA MINES JV
PAYNE BAY PROPERTY
OUTCROP LOCATION CHAUNET
Legend
Fieldstations
Property Outline
Kilometers

Figure 4. Outcrop location at Chaunet.


AAEC & VIRGINIA MINES JV
PAYNE BAY PROPERTY
SAMPLES LOCATION CHAUNET
1:25,000
January 2013
UTM, NAD 27, ZONE 19
Legend
Samples
Property Outline
0 1.25 2.5 5 7.5 10 Kilometers
N
S
E
W
76202
76200

Figure 5. Sample location Chaunet.


AAEC & VIRGINIA MINES JV
PAYNE BAY PROPERTY
OUTCROP LOCATION KYAK
1:10,000
January 2013
UTM, NAD 27, ZONE 19
Legend
Fieldstations
Property Outline
Kilometers
N
S
E
W

Figure 6. Outcrop location Kyak


AAEC & VIRGINIA MINES JV
PAYNE BAY PROPERTY
SAMPLES LOCATION KYAK
1:10,000
January 2013
UTM, NAD 27, ZONE 19
Legend
Samples
Property Outline
0 0.5 1 2 3 4 Kilometers
N
W
E
S
447000
448000
449000
450000
451000
452000
453000
454000
76214
76215
76217
76219
76220
76222
76224
76225
76228
76229
76250
76205
76204
76244
76234
76206
76233
76242

Figure 7. Sample location Kyak.

AAEC & VIRGINIA MINES JV

PAYNE BAY PROPERTY
OUTCROP LOCATION KYAK

1:10,000 | January 2013 | UTM, NAD 27, ZONE 19



N
W
E
S

0 0.5 1 2 3 4 Kilometers

Legend

× Fieldstations

Property Outline

AAEC & VIRGINIA MINES JV

PAYNE BAY PROPERTY
MLEM COVERAGE KYAK

1:10,000 January 2013 UTM, NAD 27, ZONE 19

0 0.5 1 2 3 4 Kilometers



N
W
E
S

Legend

- · MLEM Stations
- Property Outline

447000 448000 449000 450000 451000 452000 453000 454000

6665000 6664000 6663000 6662000 6661000 6660000 6659000 6658000 6657000

AAEC & VIRGINIA MINES JV

PAYNE BAY PROPERTY
SAMPLES LOCATION CHAUNET

1:25,000 January 2013 UTM, NAD 27, ZONE 19

Legend

+ Samples

Property Outline

0 1.25 2.5 5 7.5 10 Kilometers



N
W
E
S

422500 425000 427500 430000 432500 435000 437500 440000 442500

6685000
6682500
6680000
6677500
6675000
6672500
6670000
6667500
6665000

76202

76200


AAEC & VIRGINIA MINES JV
PAYNE BAY PROPERTY
OUTCROP LOCATION CHAUNET
1:25,000
January 2013
UTM, NAD 27, ZONE 19
Legend
Fieldstations
Property Outline
0 1.25 2.5 5 7.5 10 Kilometers
N
S
E
W
BPA2012DB-002
BPA2012LR-043
BPA2012LR-034
BPA2012LR-046
BPA2012LR-038
BPA2012LR-047
BPA2012LR-040
BPA2012LR-048
BPA2012LR-049
BPA2012LR-051
BPA2012LR-053
BPA2012LR-033
BPA2012LR-055
BPA2012LR-032
BPA2012LR-031
BPA2012LR-028
BPA2012LR-027
BPA2012LR-026
BPA2012LR-025
BPA2012LR-020
BPA2012LR-021
BPA2012LR-016
BPA2012LR-017
BPA2012LR-011
BPA2012LR-012
BPA2012LR-008
BPA2012LR-007
BPA2012LR-006
BPA2012LR-005
BPA2012LR-003
BPA2012LR-004
422500
425000
427500
430000
432500
435000
437500
440000
442500
6685000
6682500
6680000
6677500
6675000
6672500
6670000
6667500
6665000

AAEC & VIRGINIA MINES JV

QARQASIAQ BLOCK
MLEM COVERAGE

1:10,000 | January 2013 | UTM, NAD 27, ZONE 19

0 0.5 1 2 3 4 Kilometers



N
W
E
S

Legend

· MLEM stations

Outline Property

428000 430000 432000 434000

6672000 6670000 6668000 6666000

APPENDIX I TO VII

AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853